Exhibit 99.1

Sean Curran Appointed Senior Vice President, Sales & Marketing

RICHMOND, BC, March 10, 2016 /CNW/ - Catalyst Paper (TSX: CYT) has appointed Sean Curran as Senior Vice President, Sales & Marketing effective Monday, April 18, 2016. He replaces Jim Bayles, who will retire on April 1, 2016.

Sean was formerly the Vice President, Sales & Marketing with Canfor, and brings nearly 30 years of experience in global pulp, paper and energy markets, as well as strategic positioning and marketing partnerships, to this senior leadership role at Catalyst.  Sean holds a Bachelor of Arts in Political Science from York University and a Business Administration Certificate from the University of New Brunswick.

About Catalyst Paper
Catalyst Paper manufactures diverse printing papers such as coated freesheet, C1S, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: Investor Contact: Frank De Costanzo, Senior Vice President & Chief Financial Officer, (604) 247-4014, frank.decostanzo@catalystpaper.com; Media Contact: Eduarda Hodgins, Director, Organization Development & Communications, (604) 247-4369, eduarda.hodgins@catalystpaper.com

CO: Catalyst Paper Corporation

CNW 17:30e 10-MAR-16